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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2002

EDP—Electricidadé de Portugal

Avenida José Malhoa
Lote A-13
1070 Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐        No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 6, 2002

EDP—Electricidadé de Portugal
By:	/s/ Francisco de la Fuente Sánchez
Name: Francisco de la Fuente Sánchez Title: Director

[LOGO]	EDP Electricidadé de Portugal	Lisbon, December 5, 2002
Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	EDP ISSUES A 500,000,000 EURO DENOMINATED LONG FIVE YEAR NOTE
Investors & Analysts' Briefing
EDP—Electricidade de Portugal S.A. has issued, under its EMTNs (Euro Medium Term Notes) programme, through its affiliate EDP Finance B.V., a 500,000,000 Euro denominated note, maturing on the 20th of March 2008, that pays a 5% annual coupon.

The proceeds of this issue will be used to refinance EDP's short-term debt maturing in 2002. This issue allows EDP to diversify the Group's funding sources, lengthen the maturity of its debt profile and enhances its presence in the European debt capital market.
Market response to this issue was extremely positive, and was reflected in the strong book of outstanding investor quality.
EDP—ELECTRICIDADE DE PORTUGAL, S.A.
INVESTOR RELATIONS DEPARTMENT Pedro Pires, Director Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Tel: +351 21 001 2834 Fax: +351 21 001 2899 Email: ir@edp.pt Site: www.edp.pt
EDP—Electricidade de Portugal, S.A. Capital Social: € 3,000,000,000	Sede: Av. José Malhoa, Lote A 13 Matrícula: 1805 da C.R.C. Lisboa	1070-157 Lisboa Portugal Pessoa Colectiva 500 697 256

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SIGNATURES